SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

Fourth Quarter and Year-End Results for 2005

2005 volume up 30% to 2.0 billion minutes; EBITDA increased to €24.8 million

Reston, Virginia, and Montpellier, France – April 5, 2006 – Genesys Conferencing

(Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today reported financial results for the fourth quarter and year ended December 31, 2005. All results are reported under International Financial Reporting Standards (IFRS).

2005 versus 2004 Highlights

•	Total volume increased 30.5% to 2.0 billion minutes
•	Genesys Meeting Center volume increased 34.9% to 1.8 billion minutes
•	Revenue[1] was up 2.1% to €141.9 million
•	EBITDA[2] increased to €24.8 million in 2005 compared to €19.9 million in 2004
•	Net income was €3.5 million in 2005 compared to a net loss of €(60.3) million in 2004

Q4 2005 versus Q4 2004 Highlights
•	Total volume increased 22.9% to 498.1 million minutes
•	Genesys Meeting Center volume increased 25.1% to 464.1 million minutes
•	Revenue[1] was up 4.8% to €35.5 million
•	EBITDA[2] was €5.9 million in Q4 2005 compared to €7.1 million in Q4 2004
•	Net income was €(0.9) million in Q4 2005 compared to net income of €2.4 million in Q4 2004

“In 2005, Genesys Conferencing implemented sales, customer support and training programs that have resulted in greater penetration of Genesys Meeting Center multimedia collaboration services among large enterprises,” stated François Legros, Chairman and Chief Executive Officer. “These initiatives have produced volume growth for Genesys that is among the highest organic rates in the industry.”

Operating Performance

Total revenue1 in 2005 increased 2.1% to €141.9 million compared to €139.0 million for 2004. In U.S. dollars, total revenue1 in 2005 was $176.6 million compared to $172.9 million in 2004. In the fourth quarter of 2005, revenue was up 4.8% to €35.5 million compared to revenue of €33.8 million in the fourth quarter of 2004. Fourth quarter 2005 revenue in U.S. dollars was $42.1 million compared to $43.9 million in the fourth quarter of 2004. Despite the previously announced loss of a major customer in the fourth quarter of 2005, revenue and volume from Genesys Meeting Center services were flat compared to the third quarter of 2005.

The increase in Genesys Meeting Center volume enabled the company to gain greater scale, enhance its cost competitiveness and improve gross margins to 64.8% in 2005 from 61.8% in 2004. Gross margin for the fourth quarter of 2005 was 63.6% compared to 63.7% in the fourth quarter of 2004.

Selling, general and administrative expenses in 2005 were €77.1 million compared to €78.2 million in 2004. In the fourth quarter of 2005, selling, general and administrative expenses increased to €19.2 million compared to €17.2 million in the fourth quarter of 2004.

As planned, in 2005, the company reduced general and administrative expenses to €33.2 million down from €36.1 million in 2004. The reduction of general and administrative expenses was partially offset by additional legal and advisory expenses incurred in connection with the company’s Genesys Iberia arbitration. In the fourth quarter of 2005, general and administrative expenses decreased to €7.5 million compared to €8.9 million in the fourth quarter of 2004.

Also as planned, in 2005, the company concentrated more resources on sales and marketing initiatives while it was reducing overhead expenses. Selling and marketing expenses were €40.7 million in 2005 compared to €36.0 million in 2004. The increase primarily reflects the expansion of the company’s large enterprise sales and customer support teams into new markets that contain a high number of potential multi-national and large enterprise customers. Selling and marketing expenses increased to €10.7 million in the fourth quarter of 2005 from 7.9 million in the fourth quarter of 2004.

EBITDA2, excluding stock-based compensation, increased in 2005 to €24.8 million compared to EBITDA of €19.9 million in 2004. EBITDA2 was €5.9 million for the fourth quarter of 2005 compared to €7.1 million in fourth quarter of 2004 largely as a result of expenses incurred in the second half of 2005 in connection with the company’s sales initiatives. Stock-based compensation expense, as reported under IFRS, was €321,000 and €358,000 for the fourth quarters of 2005 and 2004, respectively.

Net income in 2005 was €3.5 million compared to a net loss of €(60.3) million for 2004. The annual net loss in 2004 is largely the result of non-cash reductions in the carrying value of intangible and other long-lived assets of €62.2 million. Net income was €(0.9) million for the fourth quarter of 2005 compared to a net income of €2.4 million in the fourth quarter of 2004. The decline in 2005 fourth quarter net income is primarily attributable to an increase in reported income tax expenses and to additional bank related fees.

“Genesys has now substantially reduced its debt and enhanced its sales platform. It is well positioned to gain even greater share of the growing multimedia collaboration industry,” remarked Legros.

Liquidity

As of December 31, 2005, the company’s net cash3 was €4.1 million. This amount reflects the October 31, 2005, semi-annual principal and interest payments made by the company under its senior credit facility. On this same date the company also fully repaid the remaining principal due under its convertible bonds. During 2005, the company used cash flow from operations to repay approximately €13.0 million of debt and to make interest payments of €4.8 million.

On February 22, 2006, the company announced that it successfully completed a €53.6 million equity offering, the proceeds of which were used to repay a majority of its outstanding debt. On a pro forma basis, adjusting for the net proceeds from the equity offering, the company’s net debt position as of December 31, 2005, was approximately €31.7 million and shareholders’ equity approximately €31.7 million. Under its existing and amended credit facility, the company will have less than €1.0 million of scheduled debt repayments in 2006.

“During 2005, the company funded a significant amount of debt service costs with cash from operations while maintaining a high level of reinvestment in our sales force, global expansion and technology development initiatives,” stated Michael Savage, Executive Vice President and Chief Financial Officer. “The company enters 2006 with significantly less leverage, positive shareholders equity and much greater financial flexibility.”

Guidance

The following contains forward-looking guidance regarding Genesys’ financial outlook and is based on current expectations and a fixed currency rate of exchange of EUR 1.00 = USD 1.25, similar to the average exchange rate for 2005. Actual results may differ materially, and the company may not update any forward-looking statements made in this press release.

In 2006, the company expects full-year revenue and EBITDA, excluding stock-based compensation, to remain essentially flat compared to 2005 full-year results. These estimates primarily reflect the impact on revenue from the previously disclosed loss of a major customer.

The company expects in 2006:

•	Revenue in the range of €140 to €144 million
•	EBITDA[2] in the range of €22 to €25 million

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday April 5, 2006, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss fourth quarter 2005 financial results.

The conference call will be web cast live and may be accessed at http://events.webeventservices.com/genesys/2006/04/05/

A replay of the call will be available at the same URL.

_____________________________

(1)	Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.
(2)

See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)	Cash includes cash and cash equivalents less bank overdrafts.

Financial Tables to Follow

Adoption of International Financial Reporting Standards

Effective January 1, 2005, the company, like many companies organized in France and other European countries, adopted the new International Financial Reporting Standards (IFRS) for reporting of its financial results.  The company previously reported under French GAAP. For comparison purposes, results for the fourth quarter ended December 31, 2004, have been stated under IFRS and may differ from the results previously reported for these periods under French Generally Accepted Accounting Principles (GAAP).

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on its revenues from the fourth quarter of 2004 to the fourth quarter of 2005, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of 2004 and 2005, and for all of 2004 and 2005, of the daily euro/U.S. dollar exchange rate which are the rates it uses for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703 736-7100

mike.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 736-7100

marine.pouvreau@genesys.com

GENESYS CONFERENCING, Consolidated Balance Sheets

	At December 31, 2004	At December 31, 2005
(In thousands of euros, except share data)	Unaudited IFRS	Unaudited IFRS
ASSETS
Fixed assets
Goodwill, net	21,042	21,403
Customer lists and technology	13,027	11,927
Other intangible assets, net	5,057	5,663
Tangible assets, net	17,098	16,011
Financial assets, net	1,216	1,894
Deferred tax assets	448	583
Investments in affiliated companies	212	278
Total non current assets	58,100	57,759
Current assets
Accounts receivable, less allowances (€2,100 and €1,547 at December 31, 2004 and December 31, 2005, respectively)	27,783	27,692
Prepaid expenses and other current assets	8,880	7,115
Income tax receivable	385	724
Marketable securities, short terms invest.	6	35
Cash at bank	8,559	5,879
Total current assets	45,613	41,445
TOTAL ASSETS	103,713	99,204

LIABILITIES AND SHAREHOLDERS' DEFICIT
Shareholders' deficit
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2004 and December 31, 2005	18,308	18,308
Common shares to be issued	139	139
Additional paid-in capital	185,080	185,080
Additional paid-in capital to be issued	3,852	3,832
Reserve for Stock-based compensation	1,433	2,663
Accumulated deficit	(167,510)	(227,300)
Net income (loss) for the period	(60,288)	3,503
Currency translation adjustments	6,715	81
Total shareholders' deficit	(12,271)	(13,694)
Provisions for risks and charges	940	1,627
Deferred tax liabilities	3,927	3,697
Long-term debt
Long-term portion of long term debt	-	62,473
Long-term portion of capitalized lease obligations	60	39
Total non current debt and other liabilities	4,927	67,836
Current liabilities
Long-term portion of long term debt classified as short-term in compliance with IAS 1	64,713	-
Current portion of long-term debt	12,690	13,483
Bank overdrafts	2,173	1,851
Short-term portion of provision for risks and charges	2,592
Accounts payable and accrued liabilities	13,839	13,254
Other taxes payable and deferred compensation	10,181	9,070
Income tax payable	2,966	3,053
Current portion of capitalized lease obligations	407	4
Other current liabilities	1,496	4,347
Total current liabilities	111,057	45,062
LIABILITIES AND SHAREHOLDERS' DEFICIT	103,713	99,204

GENESYS CONFERENCING, Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31,
	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS
(In thousands of euros, except share data)	2004	2005	2004	2005
Revenue
Services	33,785	35,439	138,763	141,850
Products	50	13	275	79
	33,835	35,452	139,038	141,929
Cost of revenue
Services	(12,241)	(12,880)	(52,961)	(49,842)
Products	(35)	(19)	(83)	(70)
	(12,276)	(12,899)	(53,044)	(49,912)
Gross profit	21,559	22,553	85,994	92,017
Operating expenses
Research and development	(704)	(1,064)	(3,832)	(3,026)
Selling and marketing	(7,872)	(10,672)	(35,980)	(40,678)
General and administrative	(8,887)	(7,454)	(36,123)	(33,174)
Restructuring charge	304	-	(2,242)	(256)
Impairment of goodwill and other intangibles	1,035	-	(62,154)	-
Amortization of intangibles	(709)	(721)	(4,610)	(2,823)
	(16,833)	(19,911)	(144,941)	(79,957)
Operating income (loss)	4,726	2,642	(58,947)	12,060
Interest income	28	173	173	297
Interest expense	(878)	(1,504)	(4,321)	(6,624)
Other income (expense)	(2,788)	(1,376)	(3,699)	(1,610)
Equity in income of affiliated companies	22	10	71	67
Income tax (expense) credit	1,280	(835)	6,436	(687)
Net income (loss)	2,390	(890)	(60,287)	3,503

Basic net income (loss) per share	0.13	(0.05)	(3.27)	0.19
Diluted net income (loss) per share	0.13	(0.05)	(3.27)	0.19
Number of outstanding shares used in computing basic net income (loss) per share	18,446,451	18,446,451	18,446,451	18,446,451
Number of outstanding shares used in computing diluted net income (loss) per share	18,446,451	18,446,451	18,446,451	18,446,451

GENESYS CONFERENCING, Notes to the Consolidated Financial Statements

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of euros)	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS
NOTE A- EBITDA calculation	2004	2005	2004	2005
Operating income (loss)	4,726	2,642	(58,947)	12,060
Impairment of goodwill and intangible assets	(1,035)	-	62,154	-
Amortization of identifiable intangible assets	709	721	4,610	2,823
Depreciation	2,353	2,195	10,698	8,661
EBITDA (2)	6,753	5,558	18,515	23,544
Stock-based compensation	358	321	1,433	1,292
EBITDA before stock-based compensation	7,111	5,879	19,948	24,836

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of euros)	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS
NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET	2004	2005	2004	2005
Interest and other financial income	28	173	173	297
Foreign exchange gains	901	1,598	4,238	3,093
Total financial income	929	1,771	4,411	3,390

Interest and other financial expenses	1,445	2,786	5,742	7,877
Foreign exchange losses	3,122	1,692	6,516	3,450
Total financial charges	4,567	4,478	12,258	11,327
Financial expense, net	(3,638)	(2,707)	(7,847)	(7,937)

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of euros)	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS	Unaudited IFRS
NOTE C – DETAIL OF INCOME TAX EXPENSE	2004	2005	2004	2005

Deferred tax credit (expense)	1,426	360	9,093	989
Income tax credit (expense)	(146)	(1,195)	(2,657)	(1,676)
Total income tax credit (expense)	1,280	(835)	6,436	(687)

	At December 31,
(In thousands of euros)	Unaudited IFRS	Unaudited IFRS
NOTE D - DETAIL OF ACCOUNTS RECEIVABLE, NET	2004	2005

Billed portion of accounts receivable, net	21,523	24,226
Un-billed portion of accounts receivable, net	6,260	3,466
Total accounts receivable, net	27,783	27,692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:April 5, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer